

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**



02027861

NO ACT
P.E 1-25-02
1-13937

March 29, 2002

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom, LLP
Four Times Square
New York, NY 10036-6522

Act 1934
Section 14A-8
Rule
Public Availability 3/29/2002

Re: Anthracite Capital, Inc.
Incoming letter dated January 25, 2002

Dear Mr. Stoller:

This is in response to your letters dated January 25, 2002 and February 1, 2002 concerning the shareholder proposal submitted to Anthracite by J. Steven Manolis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: J. Steven Manolis
Manolis & Company LLC
1221 Avenue of the Americas
24th Floor
New York, NY 10020

1050112

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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Securities Exchange Act of 1934,
Rules 14a-8(i)(1), (2), (7), (3), and (10),
14a-8(b) and 14a-8(f)

January 25, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Anthracite Capital, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam :

We are writing on behalf of our client, Anthracite Capital, Inc., a Maryland corporation (the "Company" or "Anthracite"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by J. Steven Manolis (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders (the "Annual Meeting").

Background

Anthracite is a real estate investment trust ("REIT") incorporated in the State of Maryland. It is externally managed, and enters into a new management agreement every two years. In accordance with the Company's Charter, the management agreements are approved by a majority vote of the Company's unaffiliated directors. The management agreement is not required to be, and it is not, submitted to shareholders for approval or ratification. The current management agreement expires by its terms on March 27, 2002, effective as of which time the Company will enter into a management agreement for the succeeding two-year period. The Annual Meeting is scheduled to be held on May 20, 2002, approximately two months after the new management agreement becomes effective.

In accordance with the Maryland General Corporation Law ("MGCL") and pursuant to the provisions of the Company's Charter and Bylaws (collectively, the "Charter Documents"), the Company's Board of Directors has the authority to enter into agreements with third parties in connection with the Company's affairs and operations - - including, the management agreement. As discussed in Section I.A. 1. below, the Company's Charter specifically confers upon the Board of Directors the power and authority to "engage a manager . . . responsible for the directing the day-to-day affairs of [Anthracite] under the supervision of the Board of Directors pursuant to a written agreement."

The Proposal

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of each of the following: (i) this letter; (ii) the Proposal; (iii) an opinion of Miles & Stockbridge P.C., the Company's special Maryland counsel, opining that, for the reasons stated therein, the Proposal is not a proper subject for action by the Company's shareholders under Maryland law; and (iv) a letter dated January 16, 2002 from the undersigned to the Proponent pursuant to Rule 14a-8(f) (the "Rule 14a-8(f) Letter") regarding the Proponent's failure to comply with certain provisions of Rule 14a-8(b). In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. We have been advised by the Company as to the factual matters set forth herein.

The text of the resolution submitted by the Proponent is as follows:

> "RESOLVED: AHR [Anthracite] senior management will take concrete steps via the open invitation of other managers to submit competitive bid/analysis to ensure that when the portfolio management contract comes up for renewal in 2002 that the AHR [Anthracite] shareholders will 1) pay management fees commensurate with what competing REITS would charge and 2) ensure that AHR [Anthracite] portfolio management team's incentives and shareholder's incentives are completely aligned."

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials.

I. Bases for Excluding the Proposal

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(1) Because It Is Not a Proper Matter for Shareholder Action Under Maryland Law

Rule 14a-8(i)(1) provides for the exclusion of a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The actions sought by the Proposal are within the Company's Board of Directors' powers under Maryland law. Adoption of the Proposal would mandate the process by which the Company's Board of Directors selects a manager and dictate the substantive terms of the management agreement. Specifically, the Proposal would require the Company to have "open invitations" for potential service providers to submit bids in connection with the provision of management services and to select such manager on the basis that its management fees were "commensurate" with "competing REITS," and that the management agreement in connection therewith would require that the Company's "management team's incentives and shareholder's incentives," be "completely aligned." Accordingly, the Proposal improperly limits the Board of Directors' discretion to exercise its fiduciary duties and act in the best interests of Anthracite and its shareholders.

Submitted herewith is the legal opinion of Miles & Stockbridge P.C., special Maryland counsel to the Company, to the effect that the Proposal is not a proper subject for action by shareholders under the MGCL because it would improperly infringe upon the power of the Company's Board of Directors to manage the business and affairs of the Company.

1. Unlawful Limitation of the Board's Authority

The Staff's longstanding interpretative view with respect to Rule 14a-8(i)(1) is that statutory language providing that the business and affairs of a company are to be managed by its board of directors grants the board exclusive discretion in corporate matters, absent a specific contrary provision in the statute itself or in the company's governing documents. See *Adoption of Amendments Relating to Proposal by Security Holders*, Exchange Act Release No. 34-12999 (Nov. 22, 1976). In that Release, the Commission stated that "proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Id. Further, the history of the Commission's rules relating to shareholder proposals clearly indicates that Rule 14a-8(i)(1) was intended to allow the omission of proposals that prevent the board of directors from acting on matters which, under applicable state law, may be initiated only by the board of directors; or which are committed to the board's discretion; or which otherwise ignore the statutory role of directors by proposing direct adoption of specified action. See *Proposals as Proper Subject for Action*, Exchange Act Release No. 34-3638 (January 3, 1945) (discussing history of the "proper purpose" rule). Accordingly, a proposal does not address a "proper subject" within the meaning of Rule 14a-8(i)(1) if it attempts to confer upon shareholders the power to make a decision that state law mandates be made by a company's board of directors.

Because Anthracite is incorporated under the laws of Maryland, it is subject to the MGCL. The Proposal constitutes an unlawful limitation on and intrusion into the authority of the Board of Directors under the MGCL because the Proposal improperly would limit the Board's discretion regarding the selection of managers and the terms of the management agreement. Accordingly, the Proposal is not a proper subject for shareholder action.

Section 2-401 of the MGCL provides that "the business and affairs of the corporation shall be managed under the direction of the board of directors," and that "[a]ll powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation." *See also Hecht v. Resolution Trust Corp.*, 333 Md. 324, 331-332, 635 A.2d 394, 398 (1994) (board of directors of a Maryland corporation may exercise all the powers of the corporation unless conferred on or reserved to stockholders). As set forth in the opinion of Miles & Stockbridge P.C., neither the MGCL nor the Charter Documents contain any applicable provision that limits the authority of the Company's Board of Directors to manage and direct the business of the Company with respect to the subject matter of the Proposal.

In addition to the provisions of the MGCL cited above, the Company's Charter expressly provides the Company's Board of Directors with the authority to review, supervise and approve all management agreements involving the Company. Specifically, Section 4.10 of the Company's Charter states, "subject to...[conditions] as may be required by any applicable statute, rule or regulation, the Board of Directors may engage a manager to advise the Board of Directors and be responsible for directing the day-to-day affairs of [Anthracite] under the supervision of the Board of Directors pursuant to a written agreement. The approval of any [such written agreement] and the renewal or termination thereof shall require the affirmative vote of a majority of the [u]naffiliated [d]irectors." Thus, the purpose and effect of the Proposal, would be to grant to the shareholders powers that are committed by Maryland law and by the Charter Documents to the Company's Board of Directors.

Consequently, decisions regarding the selection of managers for the provision of management services are exclusively within the authority and discretion of the Company's Board of Directors. The Proposal, which is mandatory in nature, would encroach impermissibly upon these powers that Maryland law and the Charter Documents place within the discretion of the Board of Directors. Contrary to Maryland law and the Charter Documents, the Proposal improperly seeks to remove such discretion from the Board of Directors and place it in the hands of the Company's shareholders. As a result, the Proposal is not a proper subject for action by the Company's shareholders and, therefore, it may properly be omitted from the Proxy Materials under Rule 14a-8(i)(1).

2. Specific Mandate

The Proposal also may properly be omitted from the Proxy Materials under Rule 14a-8(i)(1), because, under Maryland law, it contains an impermissible mandate to the Board of Directors relating to the selection of managers and the terms of the management agreement. Business decisions relating to the selection of managers and the negotiation of a management agreement in connection therewith reflect the results of complex considerations which fall within the fiduciary duties imposed by Maryland law upon the Company's Board of Directors, and accordingly it is a violation of Maryland law for the shareholders of the Company to mandate such actions by the Company's Board. As set forth herein, in the accompanying legal opinion of Miles & Stockbridge P.C. and in applicable Staff interpretations, the Proposal is not a proper subject for shareholder action.

The Proposal requires that the Company select a manager to provide management services using an "open invitation" bidding process based solely on the "management fees" charged by the manager and on whether or not the management agreement in connection therewith would "completely align" the "portfolio management team's incentives and shareholder's incentives." These mandates invalidate the Proposal (i) by requiring specific and immediate action by the Board of Directors in respect of matters that, under Maryland law, fall within the powers of the Company's Board of Directors and (ii) by disregarding the Board's statutory fiduciary duty to determine whether such action is in the best interest of the Company and is consistent with the exercise of the directors' duties under Maryland law.

As discussed in Section I.A.1. above, Section 2-401 of the MGCL provides for management of a company by its board of directors in the absence of specific limitations in the company's charter. The Charter Documents contain no such limitation and expressly provide the Company's Board of Directors with the authority to review, supervise and approve any management agreements entered by the Company. In violation of Maryland law and the Charter Documents, the Proposal seeks to substitute the judgment of shareholders for that of the Board of Directors in connection with the process of selecting managers and determining the terms of the management agreements.

The Staff has considered this issue under the laws of Maryland and other states and has reached the same conclusion concerning other attempted shareholder "mandates." In The Asia Pacific Fund Inc. (June 8, 2001), the Staff concurred with a Maryland company's view that Rule 14a-8(i)(1) permitted the omission of a proposal mandating an amendment to the fund's bylaws to require an annual shareholder vote regarding the continuance of an investment management agreement. The proposal in Asia Pacific was not a "proper subject" for shareholder action within the meaning of Rule 14a-8(i)(1) because it sought to mandate action on matters that, under Maryland law, fell within the powers statutorily conferred upon the board of directors.

Similarly, in France Growth Fund Inc. (April 6, 2001), the Staff concurred with the company's position that it could properly exclude under Rule 14a-8(i)(1) a proposal that called for the repeal of amendments to bylaws relating to various anti-takeover measures which were adopted by the board of directors and permitted under Maryland law. See also, Constellation Energy Group, Inc. (January 19, 2001) (proper to exclude under Rule 14a-8(i)(1) proposal because it encroached on the board's ability and obligation to manage the business and affairs of the corporation, in accordance with its charter and Maryland law).

The Staff has made similar findings in other jurisdictions where proposals have encroached upon a board's discretion in contravention of provisions under the relevant state law. In CVS Corporation (Dec. 15, 1998), concerning a Delaware company, the Staff concurred with a company's view that omission of a proposal was proper under Rule 14a-8(i)(1) where the proposal mandated purchases in the open market of shares of its stock needed to satisfy executive option exercises. The proposal in that case was not a "proper subject" for shareholder action within the meaning of Rule 14a-8(i)(1) because it sought to mandate action on matters that, under Delaware law, fell within the powers statutorily prescribed to that company's Board of Directors. See also, Kleer Vu Industries, Inc. (June 16, 1976) (proposal excludable under Rule 14a-8(i)(1) since it was in contravention of certain statutory provisions under the New York Business Corporation Law).

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate Law

Rule 14a-8(i) (2) provides for the exclusion of a shareholder proposal where the proposal would, "cause the company to violate any state, federal, or foreign law to which it is subject." See, e.g. Central Fidelity Banks, Inc. (January 20, 1995). For the reasons set forth in Section I.A above and in the accompanying legal opinion of Miles & Stockbridge P.C., the Proposal, would cause the Company's board of directors to violate certain provisions of the MGCL by effecting an improper limitation on the authority and discretion of the Company's Board of Directors. Consequently, the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(2).

C. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(7) Because It Relates to the Conduct of Ordinary Business Operations

Even if the Proposal were not an improper subject for shareholder action under Maryland law, or an impermissible mandate or otherwise in violation of Maryland law, the Proposal nevertheless may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7), because it relates to the conduct of the Company's ordinary business operations. The policy underlying Rule 14a-8(i)(7) is to recognize that the management of the business and affairs of a company lies with persons with expertise selected by the board and thereby is not within the discretion of shareholders. See *Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 34-19135 (Oct. 14, 1982).

Because the Proposal requires a "competitive bid/analysis" process where managers would be selected using criteria specified in the Proposal, it relates to the conduct of the ordinary business operations of the Company and may properly be omitted from the Proxy Materials under Rule 14a-8(i)(7). The methodology and criteria used to select a manager and the negotiation of a management agreement in connection therewith is part of the Company's ordinary course business operations. The Board's decisions in selecting and determining the fee structure for the manager is no different from decisions made by boards of directors of internally managed corporations with respect to hiring and compensating officers.

If the Proposal were implemented, the Board of Directors would have difficulties selecting a manager and negotiating a management agreement in connection therewith, which would severely disrupt the Company's ability to pursue and implement its business strategies and operate its business. Accordingly, implementation of the Proposal would impair the ability of the Company to conduct its ordinary business operations.

The Staff consistently has concurred with the omission from proxy materials of shareholder proposals that direct a company to adopt and implement measures relating to its business operations, including proposals relating to financial performance and investment strategies, since such matters relate to the ordinary course of business and are therefore excludable under 14a-8(i)(7). In California Real Estate Investment Trust (July 6, 1988), the Staff concluded that a shareholder proposal requesting that the trust return to a policy of purchasing triple net leased commercial and industrial real estate was a matter relating to the conduct of the trust's ordinary business operations ("i.e. the determination of investment strategies") and therefore could properly be omitted from the trust's proxy materials. Similarly in Ohio Edison Company (February 3,1989), the Staff concurred in the omission of a proposal that the company submit for shareholder approval a list of policies to halt a decline in net income as a matter relating to the conduct of the company's ordinary business operations (" i.e., the determination of whether, and what, steps should be taken to enhance the financial performance of the company relates to its business operations"). See also, Integrated Circuit Incorporated (December 27, 1988) ("determination and implementation, generally, of the company's investment strategies" are ordinary business operations); and Cincinnati Bell, Inc. (January 13, 1983) ("the determination of whether or not to seek further rate increases, reduce operating costs and capital expenditures, whether to issue additional shares are matters relating to the company's ordinary business operations").

The Board's selection of external managers who manage all aspects of the Company's day-to-day operations is analogous to the hiring of officers by boards of directors of internally managed companies. The Staff has concurred with companies which have sought to omit from their proxy materials shareholder proposals that mandate the process regarding the hiring of officers on the basis that the appointment and retention of management is a matter relating to a company's ordinary business operations. See, e.g., Tri-Continental Corporation (March 4, 1996) (proper to exclude proposal to establish study to evaluate fund management competency, identify other potential fund managers and replace fund management); U.S. Bancorp (February 27, 2000) (proper to exclude proposal calling for removal of officers as related to termination, hiring, or promotion of employees); Wesbanco (December 29, 1983) (proper to exclude proposal seeking replacement of chief executive officer and president); and Middle South Utilities, Incorporated (January 25, 1988) (proper to exclude proposal calling for immediate replacement of chairman and president).

The authorities cited above demonstrate beyond dispute that determinations regarding the selection of managers and the negotiation of management agreements in connection therewith are part of the Company's ordinary business operations and, accordingly, the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7).

D. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because The Proposal Is in Violation of Rule 14a-9

1. The Proposal is Materially False and Misleading in Violation of Rule 14a-9

The Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in Proxy Materials, and therefore may properly be omitted from the Proxy Materials under Rule 14a-8(i)(3).

The Proposal, on its face, relates to the Company's current management agreement, which expires by its terms on March 27, 2002. Since the Company is managed solely by external managers, the failure by the Company to have in place at all times a management agreement would prevent the Company from managing its day-to-day operations. Therefore, in order for the Company to avoid a disruption in its normal business operations, it must enter into a management agreement, effective not later than March 27, 2002, the date on which the current management agreement expires. The Annual Meeting will take place on May 20, 2002. As a result, a management agreement will have already been entered into by the Company and have been in existence for almost two months before the Proposal is voted upon by shareholders at the Annual Meeting.

The Proposal is false and misleading on its face, since it advises shareholders that the Proposal, if adopted, will determine the process by which a manager will be selected in 2002, and dictate the terms of the management agreement, even though the foregoing will have been determined several months prior to the Annual Meeting.

The Staff has found that a company may properly exclude entire shareholder proposals where they contained false and misleading statements or omitted material facts necessary to make such proposals not false and misleading. See Lucent Technologies (March 7, 1998); North Fork Bancorporation (March 25, 1992); Wellman Inc. (March 25, 1992); and National Distillers and Chemical Corporation (February 27, 1975).

In light of the false and misleading nature of the entire Proposal, and consistent with the authorities cited above, the Company believes that the Proposal is properly excudable from the Proxy Materials under Rule 14a-8(i)(3).

2. The Proposal Is Vague, Indefinite and, thus, Misleading in Violation of Rule 14a-9

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." Commonwealth Energy System (February 27, 1989). As a result, the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

In Commonwealth, the Staff concurred that a shareholder proposal requiring the company to notify shareholders so they could make trustee nominations and include such nominees in the company's proxy materials was excludable because:

> "The proposal and supporting statement are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what ac-

tions or measures would be entailed in the event the proposal were to be implemented."

A proposal may be excluded where the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations." In Hershey Foods Corporation (December 27, 1988), a shareholder proposal seeking to establish a policy restricting the company's advertising was excluded as vague and indefinite because the "standards under the proposal may be subject to differing interpretations." The Staff concurred with Hershey Foods' position that the proposal's use of such terms as "advertising" made the proposal misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's board of directors in implementing the proposal. The Staff also concurred with Hershey Foods' position that the result of any action ultimately taken by the company in connection with the proposal could be significantly different from the action envisioned by shareholders voting on it.

See also H.J. Heinz Company (May 25, 2001) (shareholder proposal requesting that the company implement a human rights standards program was excluded on the grounds that it was vague and indefinite); CBRL Group, Inc. (September 6, 2001) (shareholder proposal seeking to have the company include disclosure in its annual report "of all expenses relating to corporate monies being used for personal benefit of officers and directors" was excluded as vague and indefinite); IDACORP, Inc. (September 10, 2001) (shareholder proposal seeking to amend the company's certificate of incorporation to provide a shareholder right of recall was excluded as vague and indefinite); Fuqua Industries, Incorporated (March 12, 1991) (shareholder proposal excluded because terms such as "any major shareholder" "would be subject to differing interpretations"); Exxon Corporation (January 29, 1992) (shareholder proposal regarding board member election criteria was found by the Staff to be properly excludable because "the proposal includes criteria toward that object which are vague and indefinite"); and Wendy's International, Incorporated (February 6, 1990) (shareholder proposal seeking to eliminate previously adopted anti-takeover measures excluded because it is "so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the [c]ompany would take under the proposal").

The Staff also has found that a proposal may be excluded where "neither the shareholders voting on the proposal, nor the company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." See Fuqua Industries Incorporated (March 12, 1991). In A.H. Belo Corporation (January 29, 1998), a shareholder proposal was excluded because "neither the shareholders voting on the proposal, nor the company, would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." A similar position was adopted by the Staff in Occidental Petroleum Corporation (February 11, 1991), where a proposal relating to the "buyback" of shares by the company was omitted because it was "unclear what action the company would be required to take if the proposal were adopted." Thus, the Staff concurred with the company that the proposal could be "misleading because any actions ultimately taken by the [c]ompany upon implementation of [the] proposal could be significantly different from actions envisioned by shareholders voting on the proposal." See also Gannett Co., Inc. (February 24, 1998) (Staff concurred in exclusion of shareholder proposal because it was "unclear what action the company would take if the proposal were adopted"); Corning Incorporated (February 18, 1997); North Fork Bancorporation, Incorporated (March 25, 1992); and NYNEX Corporation (January 24, 1990).

As in the foregoing examples, the Proposal purports to mandate various actions using language which is subjective and highly ambiguous, such as "open invitation of other managers to submit competitive bid/analysis," "management fees commensurate with what competing REITS would charge" and ensuring "management's incentives and shareholder's incentives are completely aligned." Given that each of these phrases is so open-ended and subject to vastly different interpretations, each is effectively rendered meaningless. The Proposal contains no definition or guidelines as to what such terms mean, how they would be implemented or who would make such determinations. Indeed, the phrase "what competing REITS would charge" may be intended to mean "what competing REITS would *be charged*," but given the ambiguity of the entire Proposal it is impossible to discern the Proponent's intent. As a result of the vague and ambiguous language, the Company's shareholders are being asked to approve a Proposal that provides absolutely no guidelines or standards as to what steps the Company may be expected to take.

If the Company were to attempt to implement the Proposal, it would be left with no guidance as to the criteria it would need to use to select a manager, nor under what basis it could negotiate the management agreement in connection therewith. Without such guidance, the Company could potentially implement the Proposal in contravention of the intentions of the shareholders who voted for it. Among the many uncertainties and ambiguities are the following:

- The Proposal does not provide any guidance regarding what constitutes an "open invitation of other managers" or what a "competitive bid/analysis" process means or how it should be conducted. Does the Proposal direct the Company to consider all, several or a few potential managers? How exhaustive should the "open invitation" process be? Would the Proposal require the Company to consider managers who do not normally provide management services to REITs but have the potential capability to do so? Similarly, the Proposal does not provide any guidance regarding what considerations should be used in the "competitive bid/analysis" process nor how it should be decided which criteria are to be used to assess managers' "competitive bid/analysis"?

- The Proposal also requires the Company to "pay management fees commensurate with what competing REITS would charge." It is not at all clear what the Proponent means. Does the Proponent mean that a competing REIT should be Anthracite's manager, since the Proponent refers to "what competing REITS would charge"? Does the Proponent really mean to refer to "what competing REITS would be charged"? What does "commensurate fees" mean given that management fees typically are not based on a fixed fee structure. How would some managers' ability to provide more comprehensive management services get taken into account?

- Similarly, the Proposal does not provide any guidance with respect to determining which REITs "compete" with the Company. Do all REITs "compete" with the Company, or would such a determination be based on the amount of assets or the type of assets managed by the

REIT, a combination of such considerations or some other factors?

- What does it mean to have the "portfolio management team's incentives and shareholder's incentives completely aligned"? How should "incentives" be defined? In this context, what does "completely" mean? What criteria would be appropriate to assess whether such "incentives" are "completely aligned"? For instance, does the Proposal purport to eliminate any fixed fees or any fees based on managed assets, or return on assets, and require instead that the manager's compensation be based solely on the performance of the Company's equity stock? If so, should such an assessment of the performance of the Company's stock be made daily, weekly, annually, when the management agreement terminates or at some other time?

- The Proposal does not provide any guidance regarding how the selection of a manager relates to ensuring that the "portfolio management team's incentives and shareholder's incentives are completely aligned." Nor does the Proposal describe or provide any guidance regarding how such an objective could be implemented. Even if the Company could ascertain what "incentives" should be considered and identify when there is a need to "realign" such incentives, how is the management agreement implicated in connection therewith? Will the Company be required to renegotiate the management agreement in order to "realign" management team's incentives and shareholder's incentives?

If the Proposal were to be adopted, neither the Board of Directors nor the shareholders could determine what actions would be required in connection with its implementation. Because of the Proposal's vagueness and indefiniteness, the Company believes it may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

E. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(10) Because the Company Will Have Entered Into a Management Agreement Several Months Prior to the Time Shareholders Will Have Voted on the Proposal

The Proposal may also be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) which permits a company to omit a shareholder proposal from its proxy materials if the company has already substantially implemented it. The purpose of the "substantially implemented" standard under Rule 14a-8(i)(10) is to exclude proposals from a company's proxy materials which no longer have any practical meaning at the time they are voted on by shareholders at a company's annual meeting.

The Company believes that the facts relating to the Proposal present such a circumstance. Specifically, the Proposal relates to the selection of a manager and the negotiation of the terms of a management agreement to replace "the portfolio management agreement that comes up for renewal in 2002." As discussed in Section I.D.1. above, the selection of a manager and the entry into a management agreement in connection therewith will have taken place not later than March 27, 2002, several months prior to the time the Proposal would be voted on by the shareholders at the Annual Meeting on May 20, 2002. As a result, the Proposal, by the time it is voted upon, will have become moot, as the subject matter of the Proposal – the selection of a manager and the terms of the management agreement – will have been implemented by the Company. Accordingly, the Proposal may properly be omitted pursuant to Rule 14a-8(i)(10).

F. The Proposal May Be Omitted Because the Proponent has Failed to Satisfy Certain Procedural and Eligibility Requirements Set Forth in Rule 14a-8(b) and Rule 14a-8(f)

In addition to the foregoing bases, the Proposal may properly be excluded because the Proponent has not complied with certain procedural and eligibility requirements set forth Rule 14a-8(b) and Rule 14a-8(f).

Rule 14a-8(b)(1) requires that the Proponent have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date the proponent submits the proposal and continue to hold those securities through the date of the meeting at which the proposal is voted upon. In addition, Rule 14a-8(b)(2) requires the proponent to submit a written statement that he intends to continue beneficial ownership through the date of the meeting in order for the proposal to be properly submitted. See, *Division of Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001).

In accordance with Rule 14a-8(f), on January 16, 2002, the undersigned, on behalf of the Company, sent to the Proponent, by confirmed facsimile transmission and hand delivery, the Rule 14a-8(f) Letter notifying the Proponent of his failure to comply with certain provisions of Rule 14a-8(b). Specifically, the Rule 14a-8(f) Letter notified the Proponent that (1) since he was not a record holder of the Company's stock, he is required to submit a written statement from the record owner of the shares he beneficially owns verifying his continuous ownership of the requisite number or market value of the Company's shares for the applicable one-year period, and (2) he must submit a written statement of his intention to continue to hold such shares of stock through the date of the Annual Meeting.

As of the date of this letter, the Proponent has not furnished the written information requested in the Rule 14a-8(f) Letter. Since the Rule 14a-8(f) Letter was delivered to the Proponent on January 16, 2002, Rule 14a-8(f) permits him to furnish such information on or before January 30, 2002. If the Proponent furnishes such information on a timely basis, the Company will promptly notify the Staff, and will withdraw its request to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f).

However, if the Proponent fails to provide on a timely basis the information requested in the Rule 14a-8(f) Letter, the Company may exclude the Proposal pursuant to Rule 14a-8(f) for failure by the Proponent to comply with Rule 14a-8(b). See, *Division of Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001). See also, Avaya Inc. (December 4, 2001) (proper to omit proposal because the proponent "appears to have failed to supply, within 14 days of receipt of Avaya's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)."); and The McGraw-Hill Companies, Inc. (November 26, 2001) (proper to omit proposal because the proponent "appears not to have responded to McGraw-Hill's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b).")

Similarly, the Staff has consistently permitted a company to exclude proposals where the proponent has failed to submit a written statement to the company that he or she intends to continue beneficial ownership through the date of a company's annual meeting of shareholders. In such cases, the Staff found that the proposals were properly excludable under Rules 14a-8(b) and 14a-8(f) and granted relief without giving the proponent an opportunity after the expiration of the applicable 14-day period to comply with the requirements of Rule 14a-8(b)(2). See, e.g., Exxon Mobil Corp. (Jan. 23, 2001); Exxon Mobil Corp. (Jan. 16, 2001); McDonnell Douglas Corp. (Feb. 4, 1997); Ashland Inc. (Nov. 14, 1996); AmVestors Financial Corp. (Jan. 3, 1996); International Business Machines Corp. (Nov. 22, 1995).

Even if the Proponent makes a timely response to the Rule 14a-8(f) Letter, but the submitted documentation does not confirm that the Proponent beneficially owns the requisite number or market value of the Company's shares for the applicable one-year period as required under Rule 14a-8(b)(1), the Company may properly omit the Proposal from its Proxy Materials.

The Staff has strictly construed Rule 14a-8(b)(1) in responding to requests for exclusion thereunder when a proponent failed to meet the one-year holding period requirement. No lenience has been shown, even where the proponent missed crossing the one-year hurdle by a few days. See, e.g., Empire Federal Bancorp, Inc. (February 25, 1999) (proposal excluded where received by company on November 17, 1998, but the settlement date of the proponent's purchase was November 21, 1997); Alaska Air Group, Inc. (January 27, 1999) (proposal excluded where the proponent submitted his proposals on December 2, 1998, but the record holder stated that the proponent purchased his shares on December 9, 1997); Gaylord Container Corporation (November 6, 1996) (proposal excluded where proponent submitted proposals on August 23, 1996 and September 10, 1996, but had owned his securities only since November 17, 1995); Magnetic Technologies Corporation (August 30, 1993) (proposal excluded where the proponent had only recently purchased all of the shares for which he claimed ownership); TEXFI Industries, Inc.

(December 2, 1992) (proposal excluded where the proponent submitted a proposal by letter dated September 29, 1992, but only purchased its securities on September 18, 1992); and Texaco, Inc. (March 13, 1990) (proposal deemed excludable where the proposal was submitted on December 5, 1989, but the bank record holder stated that the proponent acquired its shares on December 7, 1989).

II. Conclusion

For the reasons discussed in Section I above, the Company believes the Proposal may properly be omitted from its Proxy Materials (A) under Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholder action under Maryland law, (B) under Rule 14a-8(i)(2) because the Proposal would cause the Company to violate Maryland law, (C) under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations, (D) under Rule 14a-8(i)(3) because the Proposal violates Rule 14a-9, (E) under Rule 14a-8(i)(10) because the subject matter of the Proposal will have been implemented, and (F) under Rule 14a-8(b) and Rule 14a-8(f) because of failure to satisfy certain eligibility and procedural requirements.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

In the event you have any questions or comments concerning the subject matter of this letter, please call the undersigned at (212) 735-3360, or, in my absence, Donald Dimitrievich of this firm at (212) 735-2692.

Thank you for you prompt attention to this matter.

Very truly yours,

Daniel E. Stoller /kek

Daniel E. Stoller

cc: Mr. J. Steven Manolis

Exhibit A

January 9, 2002

Richard Shea
Anthracite Capital, Inc
345 Park Avenue
NY, NY 10154

Dear Richard:

I hereby submit the attached proxy resolution to be included in the upcoming Anthracite Capital, Inc annual meeting for all shareholders to vote on:

Resolved: AHR senior management will take concrete steps via the open invitation of other managers to submit competitive bid/analysis to ensure that when the portfolio management contract comes up for renewal in 2002 that the AHR shareholders will 1) pay management fees commensurate with what competing REITS would charge and 2) ensure that AHR portfolio management team's incentives and shareholder's incentives are completely aligned.

Sincerely,

J. Steven Manolis
Manolis & Company LLC
1221 Avenue of the Americas, 24th floor
New York, NY 10020

Exhibit B

LAW OFFICES
MILES & STOCKBRIDGE P.C.
10 LIGHT STREET
BALTIMORE, MARYLAND 21202-1487
TELEPHONE 410-727-6464
FAX 410-385-3700

CAMBRIDGE, MD
COLUMBIA, MD
EASTON, MD
FREDERICK, MD

McLEAN, VA
ROCKVILLE, MD
TOWSON, MD
WASHINGTON, D.C.

January 24, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0505

Ladies and Gentlemen:

We have acted as special Maryland counsel to Anthracite Capital Inc., a Maryland corporation (the "Company"). J. Steven Manolis, a stockholder of the Company, delivered a letter to the Company, dated as of January 9, 2002, attached hereto as Exhibit A, which included a proposal (the "Proposal") to be included in the Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2002 Annual Meeting of Stockholders scheduled on May 20, 2002. The Proposal provides that:

> AHR senior management will take concrete steps in the open invitation of managers to submit competitive bid analysis to ensure that when the portfolio management contract comes up for renewal in 2002 that the AHR shareholders will (1) pay management fees commensurate with what competing REITS would charge and (2) ensure that AHR portfolio management team's incentives and shareholder's incentives are completely aligned."

The Company has requested us to provide you with an opinion regarding whether the Proposal is a proper subject for stockholder action under the Maryland General Corporation Law (the "MGCL"). In our capacity as special Maryland counsel to the Company and for the purpose of rendering the opinion set forth herein, we have examined and relied on originals or copies of the following:

1. The Charter of the Company, certified by the State Department of Assessments and Taxation of the State of Maryland; and

2. The Bylaws of the Company.

We have prepared this opinion as lawyers admitted to practice law in the State of Maryland and our opinion is limited solely to the laws of the State of Maryland. We express no opinion as to any matters of federal law or the laws of any jurisdiction other than the laws of the State of Maryland.

Section 2-401 of the MGCL provides that "the business and affairs of the corporation shall be managed under the direction of the board of directors" and that "[a]ll powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the Charter or Bylaws of the corporation." *See also Hecht v. Resolution Trust Corp.*, 333 Md. 324, 331-332, 635 A. 2d 394, 398 (1994) (board of directors of a Maryland corporation may exercise all the powers of the corporation unless conferred on or reserved to stockholders). Neither the MGCL nor the Company's charter or bylaws contains any applicable provision that limits the authority of the Company's board of directors to manage and direct the business of the Company with respect to the subject matter of the Proposal.

Based on and subject to the foregoing, it is our opinion that the Proposal is not a proper subject for action by stockholders under the MGCL because it would improperly infringe upon the power of the Company's board of directors to manage the business and affairs of the Company.

The opinion expressed in this letter is solely for your benefit and may not be relied upon by any other party without our prior written consent. The opinion expressed herein is limited to the matters set forth in this letter and no other opinion should be inferred beyond the matters expressly stated.

Very truly yours,

Miles & Stockbridge P.C.

By: 
Principal

BALT01:487320v1|G1077-000000|01\23\02

EXHIBIT A

January 9, 2002

Richard Shea
Anthracite Capital, Inc
345 Park Avenue
NY, NY 10154

Dear Richard:

I hereby submit the attached proxy resolution to be included in the upcoming Anthracite Capital, Inc annual meeting for all shareholders to vote on:

Resolved: AHR senior management will take concrete steps via the open invitation of other managers to submit competitive bid/analysis to ensure that when the portfolio management contract comes up for renewal in 2002 that the AHR shareholders will 1) pay management fees commensurate with what competing REITS would charge and 2) ensure that AHR portfolio management team's incentives and shareholder's incentives are completely aligned.

Sincerely,

J. Steven Manolis
Manolis & Company LLC
1221 Avenue of the Americas, 24th floor
New York, NY 10020

Exhibit C

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

FIRM/AFFILIATE OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

DIRECT DIAL
212-735-3360
DIRECT FAX
917-777-3360
EMAIL ADDRESS
DSTOLLER@SKADDEN.COM

January 16, 2002

BY FAX (212-332-8749) AND
BY HAND DELIVERY

Mr. J. Steven Manolis
Manolis & Company LLC
1221 Avenue of the Americas
24th Floor
New York, NY 10020

Dear Mr. Manolis:

We are counsel to Anthracite Capital, Inc. (the "Company") and, on behalf of the Company, I am writing in connection with your letter dated January 9, 2002 (the "January 9 Letter") to Richard Shea, Chief Operating Officer and Chief Financial Officer of the Company. In the January 9 Letter, you submitted a proposal (the "Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement in connection with the Company's 2002 Annual Meeting of Stockholders (the "Annual Meeting").

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b). In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8, you must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to your submission of the Proposal. You also must continue to hold such stock through the date of the Annual Meeting. According to the Company's records, you are not a record holder of its stock. As a result, Rule 14a-8(b)(2)(i) requires you to submit to the Company a written statement from the record owner of the shares you beneficially own verifying your continuous ownership of such stock for the applicable one-year period and, in addition, you must furnish a written statement to the Company that you intend to continue to hold such stock through the date of the Annual Meeting.

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that you furnish to the Company, within 14 calendar days of your receipt of this letter, the written statements required pursuant to Rule 14a-8(b)(2)(i) as described above.

If within the required 14 calendar day period, you do not furnish such written statements to the Company, we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

I also advise you that the Company believes it has other bases on which to omit the Proposal from its proxy statement, and intends to submit a letter to the Staff of the Securities and Exchange Commission seeking the Staff's concurrence with its views. In accordance with Rule 14a-8(j), the Company will furnish you with a copy of its submissions to the Staff of the Securities and Exchange Commission.

Very truly yours,

Daniel E. Stoller /KEK/

Daniel E. Stoller

cc: Mr. Richard Shea

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

http://www.skadden.com

DIRECT DIAL
212-735-3360
DIRECT FAX
917-777-3360
EMAIL ADDRESS
DSTOLLER@SKADDEN.COM

February 1, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0505

Re: Anthracite Capital, Inc. - Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We refer to our letter dated January 25, 2002 (the "January 25 Letter") on behalf of our client, Anthracite Capital, Inc. (the "Company"). In the January 25 Letter, we requested the Staff's concurrence that the shareholder proposal (the "Proposal") submitted to the Company by Mr. J. Steven Manolis (the "Proponent") may properly be excluded from the proxy materials to be distributed by the Company in connection with its 2002 annual meeting of shareholders (the "Proxy Materials").

As set forth in Section I.F. of the January 25 Letter, one of the bases for exclusion of the Proposal from the Proxy Materials is the Proponent's failure to comply with certain procedural and eligibility requirements set forth in Rule 14a-8(b) and Rule 14a-8(f). We stated in the January 25 Letter that we would advise the Staff whether the Proponent furnished the Company on a timely basis with the information he was required to furnish within the 14-calendar day period mandated by Rule 14a-8(f). By this letter, we advise the Staff that the Proponent has failed to furnish such information on a timely basis.

In accordance with Rule 14a-8(j)(2), enclosed herewith are six additional copies of each of (i) this letter, (ii) a letter dated January 28, 2002 from the Proponent to Richard Shea, Chief Financial Officer of the Company (the "Proponent's Letter") and (iii) a letter dated January 31, 2002 from Mr. Shea to the Proponent. We previously furnished to the Staff (together with the January 25 Letter), a letter dated January 16, 2002 from the undersigned to the Proponent pursuant to Rule 14a-8(f) (the "Rule 14a-8(f) Letter") regarding the Proponent's failure to comply with certain provisions of Rule 14a-8(b). In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

In accordance with Rule 14a-8(f), on January 16, 2002, the undersigned, on behalf of the Company, sent to the Proponent, by confirmed facsimile transmission and hand delivery, the Rule 14a-8(f) Letter notifying the Proponent that the Proposal did not comply with certain provisions of Rule 14a-8(b). Specifically, the Rule 14a-8(f) Letter notified the Proponent that (1) since he was not a record holder of the Company's stock, he is required to submit a written statement from the record owner of the shares he beneficially owns verifying his continuous ownership of the requisite number or market value of the Company's shares during the one-year period prior to the date on which he submitted the Proposal, and (2) he must submit a written statement of his intention to continue to hold such shares of stock through the date of the annual meeting. The Rule 14a-8(f) Letter requested that the documentation described above be furnished to the Company within 14 calendar days of Proponent's receipt of the Rule 14a-8(f) Letter. Since the Rule 14a-8(f) Letter was received by the Proponent on January 16, 2002, Rule 14a-8(f) permitted him to furnish such information on or before January 30, 2002.

The Proponent responded to the Rule 14a-8(f) Letter on January 28, 2002, by delivering the Proponent's Letter to the Company. Enclosed with the Proponent's Letter were two monthly brokerage statements from Quellos Brokerage Services LLC, one for the month of December 2000 and the other for the month of December 2001. Each such brokerage statement shows ownership at the end of such month of sufficient shares of the Company's stock pursuant to Rule 14a-8(b).

However, there has been no evidence furnished that the Proponent owned such shares continuously during the one-year period prior to the date on which he submitted the Proposal. The Proponent has not furnished a written statement from the record holder of the shares, in accordance with Rule 14a-8(b)(2)(i), verifying that at the time the Proponent submitted the Proposal (i.e., January 9, 2002), the Proponent had owned such shares continuously for at least one year. The sole evidence submitted by the Proponent is that he owned such shares in December 2000 and in December 2001.

As discussed in Section C.1.c.(2) of the Staff Legal Bulletin No. 14 of the Division of Corporation Finance, July 13, 2001 (the "Staff Bulletin"), monthly, quarterly or other periodic investment statements are not sufficient to demonstrate continuous ownership of securities since "a shareholder must submit a written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal."(emphasis in original) Accordingly, the Proponent has failed to provide evidence that he continuously owned the requisite number or market value of the Company's shares for the applicable one-year period as required under Rule 14a-8(b)(1).

In addition, Proponent has not furnished the required written statement requested in the Rule 14a-8(f) Letter that the Proponent intends to continue to maintain ownership of such shares through the date of the Company's annual meeting. Section C.1.d. of the Staff Bulletin and the authority cited in the January 25 Letter provide that such a written statement is required in order for the Proposal to be properly submitted.

For the reasons stated above, and the reasons set forth in Section I.F. of the January 25 Letter, the Company believes it may properly exclude the Proposal pursuant to Rule 14a-8(f) for failure by the Proponent to comply on a timely basis with the provisions of Rule 14a-8(b). The Company also believes it may properly exclude the Proposal on the other bases set forth in the January 25 Letter.

In the event you have any questions or comments concerning the subject matter of this letter, please call the undersigned at (212) 735-3360, or, in my absence, Donald Dimitrievich of this firm at (212) 735-2692.

Thank you for you prompt attention to this matter.

Very truly yours,



Daniel E. Stoller

cc: Mr. J. Steven Manolis

MANOLIS & COMPANY L.L.C.

1221 AVENUE OF THE AMERICAS
• NEW YORK, NEW YORK 10020 •
TEL 212.332.8700 FAX 212.332.8749

By Hand Delivery

January 28, 2002

Hugh Frater
Richard Shea
Anthracite Capital, Inc.
345 Park Avenue
29th Floor
New York, New York 10154

Dear Hugh and Richard,

Your attorneys at Skadden Arps recently mailed me asking for information confirming that my wife and I were beneficial shareholders, in requisite size, to demonstrate qualification for placing an issue to proxy in the upcoming Anthracite Capital, Inc. Annual Meeting.

Attached is information from Quellos Brokerage Services, LLC that provides this shareholding validity.

Also, Richard Shea invited me to meet with you relative to discussing/negotiating a Blackrock Management Agreement that 1) is both structurally aligned and paid parri passu with common dividends to shareholders, and 2) at "market rates" relative to other self-managed REITS. I would be happy to do this at a mutually agreeable time in the future.

Sincerely yours,



J Steven Manolis
Chief Executive Officer


QUELLOS
Brokerage Services, LLC

January 23, 2002

J. Steven Manolis and
Michelle Kelly Manolis
755 Park Avenue Apt. 9C
New York N.Y. 10021-4255

Dear Michelle,

Pursuant to our prior conversation, regarding your holdings of Anthracite Capital Inc. at Quellos Brokerage Services LLC, please find the following enclosed:

- Monthly statement (period ending December 31, 2000)
- Monthly Statement (period ending December 31, 2001)
- A list of Open Tax lots showing the acquisition date

Your holdings in Anthracite Capital Inc. on December 31, 2000 equaled 253,700 shares. Your holdings on December 31, 2001 increased to shares equaling 375,200.

Please feel free to call me if I may be of any additional assistance to you regarding this matter.

Sincerely,

Ryan Bogan

667 Madison Avenue, 25th Floor · New York, NY 10021 tel 212.609.4140 · fax 212.609.4141 quellos.com



QUELLOS Brokerage Services, LLC

OFFICE SERVICING YOUR ACCOUNT
667 Madison Avenue
25th Floor
New York, NY 10021
(212) 609-4100

CLEARANCE AGENT
Bear, Stearns Securities Corp
One Metrotech Center North
Brooklyn New York 11201-3859
(212) 272-1000

J STEVEN MANOLIS &

STATEMENT PERIOD	December 1, 2001
THROUGH	December 31, 2001
ACCOUNT NUMBER	784-43495 95R
TAXPAYER NUMBER	503-60-3557
LAST STATEMENT	November 30, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				1,160,295		
TOTAL CASH & CASH EQUIVALENTS				$ 1,160,295		

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ANNALY MORTGAGE MANAGEMENT INC	NLY	MRGN	28,600	16.0000	457,600	68,640	15.0000
ANTHRACITE CAPITAL INC	AHR	MRGN	375,200	10.9900	4,123,448	525,280	12.7389
PRIME RETAIL INC	PMRE	CASH	265,100	0.1000	26,510		
SHAMAN PHARMACEUTICALS INC COM PAR $0.001	SHPH	CASH	1	0.0060			
SYNOPSYS INC	SNPS	CASH	178	59.0700	10,514		
VORNADO REALTY TRUST	VNO	MRGN	4,200	41.6000	174,720	11,088	6.3462
Total Equities & Options					$4,792,792	$605,008	

Preferred Equities

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CORRECTIONS CORP AMERICA NEW CUM CONV PFD SER B 12%	CXWPRB	CASH	2,304	19.6500	45,274		
PRIME GROUP REALTY TRUST 9.0% SER B CUM REDEEMABLE PFD SHS	PGEPRB	MRGN	101,600	17.4000	1,767,840	228,600	12.9310

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(718) 272-1000

J STEVEN MANOLIS &

STATEMENT PERIOD	December 1, 2000
THROUGH	December 29, 2000
ACCOUNT NUMBER	[illegible]
TAXPAYER NUMBER	[illegible]
LAST STATEMENT	November 30, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				-1,102,774	
TOTAL CASH & CASH EQUIVALENTS				**$-1,102,774**	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ANTHRACITE CAPITAL INC	AHR	CASH	253,700	7.7500	1,966,175	304,440	15.4839
BOYKIN LODGING CO	BOY	CASH	10,000	8.5000	85,000	14,600	17.1765
CAPTEC NET LEASE REALTY INC	CRRR	CASH	19,000	11.1880	212,572	28,880	13.5860
PRIME GROUP REALTY TRUST-SBI	PGE	CASH	105,200	14.3750	1,512,250	142,020	9.3913
PRIME RETAIL INC	PRT	CASH	179,100	0.4690	83,998		
SHAMAN PHARMACEUTICALS INC COM PAR $0.001	SHPH	CASH	1	0.0340			*
SYNOPSYS INC	SNPS	CASH	178	47.4380	8,444		
Total Equities & Options					**$3,868,439**	**$489,940**	

Preferred Equities

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CORRECTIONS CORP AMERICA NEW CUM CONV PFD SER B 12%	CXWPRB	CASH	2,040	7.2500	14,790		
PRIME GROUP REALTY TRUST 9.0% SER B CUMREDEEMABLE PFD SHS	PGEPRB	CASH	14,500	15.8130	229,289	32,625	14.2288

12/30/00



ANTHRACITE CAPITAL, INC

345 Park Avenue
New York, NY 10154
212-409-3333
www.ahr.blackrock.com

January 31, 2002

BY HAND DELIVERY

Mr. J. Steven Manolis
Manolis & Company LLC
1221 Avenue of the Americas
24th Floor
New York, New York 10020

Dear Steven:

I read your January 28, 2002 letter to Hugh Frater and me, and I must say I was quite surprised at your characterization of our recent telephone conversation in which I suggested we meet to discuss your proposal.

Shortly after we received your proposal, I telephoned you. When you returned my call several days later, I suggested a meeting. I told you that I believed it would be helpful to discuss the recent fee reduction in the management agreement and the fact that our Board of Directors has requested an independent third party to review and report to it on the current fee structure before the Board approves a new management agreement in March. You told me that given your schedule you would be unable to meet for about two weeks.

I never invited or suggested your participation in discussing or negotiating the particular terms of a management agreement.

I continue to believe that a meeting to discuss your proposal would be helpful and, if you agree, please call so we can make arrangements.

Sincerely,

Richard Shea
Chief Financial Officer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 29, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anthracite Capital, Inc.
Incoming letter dated January 25, 2002

The proposal relates to criteria for the selection of portfolio managers.

There appears to be some basis for your view that Anthracite may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Anthracite's request, documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Anthracite omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Anthracite relies.

Sincerely,



Keir D. Gumbs
Special Counsel